South Hertfordshire
                                                   United Kingdom Fund, Ltd.
                                                                   ntl House
                                                                Bartley Wood
                                                               Business Park
                                                                        Hook
                                                                   Hampshire
                                                                    RG27 9UP
                                                              United Kingdom



BY FACSIMILE (202) 772-9205 AND EDGAR

Mr Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


July 18, 2005


RE:  SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
     FILED MARCH 31, 2005

     FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2005
     FILED MAY 13, 2005

     FILE NO 0-19889

Dear Mr Spirgel

Set forth below are the responses of South Hertfordshire United Kingdom Fund, Ltd ("UK Fund") to the comments received from the Staff of the Securities and Exchange Commission in a letter dated July 11, 2005. The UK Fund owns 66.67% of the issued share capital of NTL (South Hertfordshire) Limited, or NTL South Herts, a United Kingdom corporation.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 24
----------------------------------------------------------------------------

RESULTS OF OPERATIONS, PAGE 28
------------------------------

STAFF COMMENT:

     "We note your disclosure that you record a charge for minority interest in NTL (South Hertfordshire) Limited when the assets of NTL (South Hertfordshire) Limited exceed its liabilities. Clarify this statement for us and tell us your basis in the accounting literature for charging none of the losses of NTL (South Hertfordshire) Limited to the minority shareholder until the quarter ended December 31, 2004. In addition, tell us why you began charging minority interest in the final quarter of 2004. Please provide us with your calculation of how you determined the amounts of minority interest to record in the statement of operations and the balance sheet. Please refer to all applicable accounting literature."

RESPONSE

     Prior to the quarter ended December 31, 2004, the losses of NTL South Herts applicable to the minority interest exceeded the minority interest in the equity capital of NTL South Herts. In accordance with Accounting Research Bulletin 51, or ARB 51, paragraph 15, such excess and further losses applicable to the minority interest have been charged against the majority interest, as there is no obligation of the minority interest to make good such losses. In the final quarter of 2004, NTL South Herts generated earnings such that the majority interest was fully credited to the extent of minority interest losses previously absorbed.

     We provide below a summary calculation of the minority interest for the year ended December 31, 2004:

          Net income of NTL South Herts                    (pound)1,621,986

          Minority interest at 33.33%                        (pound)540,662
          Less: minority interest losses previously
                  absorbed by majority interest                    (488,879)
          Minority interest                                   (pound)51,783

          Minority interest reported (exchange
                 rate of $1.8326)                                   $94,898


NOTE 1 - ORGANIZATION AND PARTNERS' INTERESTS, PAGE F-8
-------------------------------------------------------

STAFF COMMENT:

     "Describe for us how you applied the guidance in FIN 46(R) in determining that it is appropriate to consolidate NTL (South Hertfordshire) Limited."

RESPONSE:

     The UK Fund has determined that NTL South Herts is not a variable interest entity since the conditions in FIN 46(R), paragraph 5, are not present.

  a) The total equity investment at risk was sufficient to permit NTL South Herts to finance its activities without additional subordinated financial support. The total equity investment at risk in NTL South Herts amounted to $70.8 million at December 31, 2004.

  b) The UK Fund's equity investment at risk has the characteristics of a controlling financial interest, including the ability through voting rights to make decisions about NTL South Herts' activities, the obligation to absorb the expected losses and the right to receive expected residual returns of NTL South Herts through its 66.67% majority voting interest.

  c) The UK Fund's voting rights are proportional to the obligations to absorb the expected losses and the rights to receive the expected residual returns of NTL South Herts, and NTL South Herts' activities are not conducted on behalf of an investor that has disproportionately few voting rights.

     The UK Fund has consolidated the results of operations and the financial position of NTL South Herts because of its controlling financial interest in accordance with ARB 51, paragraph 3. The UK Fund owns a majority voting interest representing 66.67% of the voting interest in NTL South Herts.

                                   * * *

     The UK Fund acknowledges that (i) it has full responsibility for the adequacy and accuracy of the disclosure in the above-referenced filings;
(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the UK Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If the Staff has any additional comments or questions, please call the undersigned at +44 125 675-2157 or email at robert.mackenzie@ntl.com. Thank you.


Sincerely,


/s/ Robert M Mackenzie


Robert M Mackenzie
Director
For and on behalf of ntl Directors Limited
Corporate director of ntl Fawnspring Limited
For and on behalf of South Hertfordshire UK Fund Ltd